Exhibit 4.99

SECOND AMENDMENT TO

THE EXCLUSIVE RAGNAROK ONLINE LICENSE

AND DISTRIBUTION AGREEMENT

THIS SECOND AMENDMENT was made and entered into on this 5th day of March, 2012 (“Effective Date”), by and between Gravity Co., Ltd. (“Licensor”), a corporation duly organized and existing under the laws of the Republic of Korea and having its Principle office at 15F, Nuritkum Square BIZ Tower, 1605, Sangam-Dong, Mapo-Gu Seoul and AsiaSoft Corporation Public Co., Ltd. (“Licensee”), a corporation duly organized and existing under the laws of the Thailand and having its principal office at 9 U.M. Tower, 28th Floor, Room 9/283-5, Ramkhamhaeng Road, Suanluang, Bangkok 10250, Thailand.

RECITALS

WHEREAS, Licensor and Licensee signed EXCLUSIVE RAGNAROK ONLINE LICENSE AND DISTRIBUTION AGREEMENT (“the Agreement”), on 5th day of March 2010; and

WHEREAS, Licensor has entered into FIRST AMENDMENT TO THE EXCLUSIVE RAGNAROK ONLINE LINCENSE AND DISTRIBUTION AGREEMENT (“the First Amendment”) on 5th day of March 2010.

NOW, THEREFORE, the Parties agree as follows:

1.	Renewal Term

The Parties agree to extend the term of the Agreement for one (1) year (“Renewed Term”) from March 5th, 2012 with conditions stated below in this Amendment. The Newly extended term of the Agreement shall be from March 5th, 2012 to March 4th, 2013.

2.	Renewal Condition

(1) License Fee.

Licensee shall pay to Licensor a non-recoupable and non-refundable Renewal License Fee in the amount of Fifty Thousand USD (US$50,000) within Thirty (30) Calendar days of the Effective Date.

(2) Article 5.6 of the Agreement shall be replaced with the new clause set forth below.

Except as may be otherwise provided for herein, unless explicitly approved in writing by Licensor, any and all taxes including the sales tax, value added tax, income tax, duties, fees and other government charges of any kind on any payment to Licensor under this Agreement shall be borne by Licensee, provided, however, if any government in the Territory requires Licensee to withhold the withholding tax on the payment to Licensor, Licensee is allowed to withhold such tax no more than (15)% from such payments only if Licensor is entitled to receive such payments as a tax credit under the relevant laws of Korea or any existing tax treaty between the respective countries of operation of Licensor and Licensee. Licensee shall pay the W/H tax to the legal government within 10 calendar days after the royalty payment remittance and send the receipt to Licensor via airmail within 30 calendar days. Any withholding tax in excess of the aforesaid limit shall be borne by Licensee, and shall not be deducted from the actual payment amount.

(3) This added provision shall go into effect from the Effective Date.

7.6	Both Licensor and Licensee agree that all the whole revenues based on “Love Daddy Event” shall be donated to the government of Thailand but limited to only once a year and the details of donation shall be written on the royalty report separately.

3.	Continuing Effectiveness of the Agreement

Except as expressly set forth herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions obligations, covenants or agreements contained in the Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect.

IN WITNESS WHEREOF, Parties have executed this Amendment on the date first above written.

Gravity Co., Ltd.	AsiaSoft Corporation Public Co., Ltd.

By:	By:

Name:	Hyun Chul Park	Name: Pramoth Sudjitporn
Title:	CEO	Title: Chief Executive Officer